Filed pursuant to Rule 424(b)(5)
Registration No. 333-268537

Prospectus Supplement
(To the Prospectus dated December 2, 2022)

10,619,911 Shares of Common Stock Issuable Upon the Exercise of Common Warrants

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated December 2, 2022 (the “Prospectus”), relating to the resale by certain selling stockholders named therein (the “Selling Stockholders”) of up to 10,619,911 shares of our common stock, par value $0.0001 per share, or the Common Stock, issuable upon the exercise of the Series C preferred investment options, which were initially issued to the Selling Stockholders in a private transaction on November 17, 2022 pursuant to the Securities Purchase Agreement, dated as of November 15, 2022 (the “Purchase Agreement”), by and between ToughBuilt Industries, Inc., a Nevada corporation, and each Selling Stockholder.

Such Series C preferred investment options are collectively referred to as the “Existing Warrants,” and the shares of Common Stock underlying the Series C preferred investment options are collectively referred to herein as the “Warrant Shares.” The Warrant Shares were registered on behalf of the Selling Stockholders, to be offered and sold from time to time, to satisfy certain registration rights that we granted to the Selling Stockholders pursuant to the Securities Purchase Agreements on a registration statement on Form S-1 (File No: 333-268537) declared effective by the Securities and Exchange Commission on December 2, 2022.

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TBLT.” On August 14, 2023, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.3201 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On August 14, 2023, we entered into inducement offer letter agreements (the “Inducement Letter”) with certain Selling Stockholders pursuant to which the Company agreed to amend such Selling Stockholders’ Existing Warrants to purchase up to an aggregate of 10,619,911 shares of Common Stock for an original exercise price of $2.356 per share.

Pursuant to the Inducement Letter, the certain Selling Stockholders have agreed to exercise their Existing Warrants for cash at a reduced exercise price of $0.3201 per share in exchange for the Company’s agreement to issue to such Selling Stockholders new common stock purchase warrants (the “New Warrants”) to purchase up to 21,239,822 shares of the Company’s common stock (the “New Warrant Shares”) with an exercise price of $0.3201 per New Warrant Share from the date of issuance until the fifth anniversary date of the date of issuance. The amended exercise price of the Existing Warrants was effective on August 14, 2023.

Prospectus supplement dated August 14, 2023